UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

(Commission File No. 001-40241)

LAVA Therapeutics N.V.

(Translation of registrant’s name into English)

Yalelaan 60

3584 CM Utrecht, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☐

LAVA Therapeutics, N.V.

On February 16, 2023, LAVA Therapeutics, N.V. (Company) issued a press release announcing initial data from the ongoing Phase 1/2a Clinical Trial of LAVA-1207 in refractory metastatic castration-resistant prostate cancer (mCRPC) in a poster presentation at the American Society of Clinical Oncology (ASCO) Genitourinary Cancers Symposium. A copy of this press release is filed herewith as Exhibit 99.1.

On February 16, 2023, the Company also updated its Investor Presentation on the Company’s website. A copy of the investor presentation is filed herewith as Exhibit 99.2.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release, dated February 16, 2023
99.2	LAVA Therapeutics, N.V. Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

LAVA Therapeutics, N.V.
(Registrant)

Date: February 16, 2023	By:	/s/ Fred Powell
Fred Powell
Chief Financial Officer